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                 [letterhead of Averil Capital Markets Group]

November 19, 2001

Mr. Lap Shun (John) Hui
President
EM Holdings, Inc.
Empire Acquisition Corp.
7373 Hunt Avenue
Garden Grove, CA 92841

Dear Mr. Hui:

We understand that EM Holdings, Inc., a Delaware corporation ("EM Holdings") beneficially owned by you, and Empire Acquisition Corp., a Delaware corporation ("EA Corp.") and a wholly-owned subsidiary of EM Holdings, propose to enter into an Agreement and Plan of Merger, dated as of November 19, 2001 (the "Merger Agreement"), whereby EA Corp. will acquire all of the outstanding common stock, par value $0.0000125 per share ("Company Shares"), of eMachines, Inc. (the "Company"), other than those Company Shares owned by you and Korea Data Systems (USA), Inc. ("KDS USA") (the "Transaction"). Pursuant to the Merger Agreement, each Company Share outstanding immediately prior to the effective time of the Transaction will be exchanged for $1.06 (the "Acquisition Consideration"), net to the seller in cash, including, upon completion of the merger, for each option to acquire Company Shares the difference between the Acquisition Consideration and the exercise price of such option. You and the Board of Directors of each of EM Holdings and EA Corp. have asked us, Averil Capital Markets Group, Inc. ("Averil Capital"), to advise you with respect to the fairness, from a financial point of view, of the Transaction to the holders of Company Shares, other than those Company Shares held by you, KDS USA, EM Holdings and your and their respective affiliates.

In our review and analysis and in rendering this opinion, we have with your permission assumed and relied upon the accuracy and completeness of all information provided to us by you and other officers of EM Holdings and EA Corp., the Company's management and its legal and financial advisors, as well as publicly available information, and have not verified such information. With respect to the financial forecasts we received that were prepared by the Company's management, we have assumed that such financial forecasts have been reasonably prepared on a bases to reflect the Company management's best currently available estimates and judgments of such future financial performance. We have not conducted, nor were we requested to conduct, an independent investigation of the Company's assets or liabilities (contingent or otherwise), nor have we made, been provided with or considered any independent evaluation or appraisal of any of such assets or liabilities in connection with this opinion. Our opinion does not address the relative merits of the Transaction as compared with other business strategies or transactional alternatives that might be available to the Company, nor does it address the underlying business decision of you or the Board of Directors of each of EM Holdings and EA Corp. to proceed with the Transaction. Averil Capital has not advised or rendered any opinion to the Board of Directors or stockholders of the Company and our sole advice has been rendered to you and the Board of Directors of each of EM Holdings and EA Corp.

In conducting our analysis and rendering our opinion as expressed herein, we have reviewed and considered such financial and other factors as we have deemed appropriate under the circumstances including, among others, the following:

    (i) the historical financial condition and results of operations of the Company including the Annual Report on Form 10-K of the Company for the year ended December 31, 2000 and the Quarterly Report on Form 10-Q of the Company for the quarters ended March 31, 2001, June 30, 2001 and September 29, 2001;

    (ii) the Registration Statement on Form S-1, dated March 22, 2000, including all exhibits thereto, in connection with the Company's initial public offering;

   (iii) all other relevant public filings including all Form 8-K filings of the Company up until and including the filing on October 29, 2001;

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    (iv) certain internal financial and non-financial information prepared by the management of the Company, which data was made available to us in our role as financial advisor to EM Holdings and EA Corp.;

    (v) business prospects of the Company as projected by management and as set forth in financial projections furnished to us by the management of the Company, and various sensitivity analyses we conducted on such projections in relation to key revenue and expense assumptions;

    (vi) review of published information regarding the manufacturers of personal computers, hardware peripherals and PC and hardware peripheral component suppliers, including a review of their respective customers, market conditions and future prospects;

   (vii) published information regarding the financial performance, operating characteristics and trading characteristics of selected companies which we deemed comparable;

  (viii) published information regarding mergers and acquisitions transactions involving selected companies which we deemed comparable;

    (ix) the historical and current market prices for the Common Shares and for the equity securities of certain other companies with businesses that we consider relevant to our inquiry;

    (x) publicly available information, including research reports on companies and the personal computer and related industries we considered relevant to our inquiry;

    (xi) the capital markets and financing environment generally and as they relate to the Company;

   (xii) the terms and conditions of the Merger Agreement;

  (xiii) the arm's-length negotiations regarding the Transaction that took place between the financial advisors and legal counsel to you and EM Holdings and the corresponding financial advisors and legal counsel to the Company

   (xiv) the assumption that the special committee and board of directors of the Company would favorably recommend the Transaction prior to the execution of the Merger Agreement; and

    (xv) the assumption that Credit Suisse First Boston Corporation, the financial advisor to the Company, would render its opinion that the Acquisition Consideration to be paid is fair, from a financial point of view, to the Company's stockholders, other than Company Shares held by you, KDS USA, EM Holdings and your and their respective affiliates.

We have met with certain officers and employees of the Company to discuss the foregoing as well as other matters we believed relevant to our opinion. We have also taken into account general economic, monetary, political, market and other conditions as well as our experience in connection with similar transactions and securities valuation generally.

For purpose of rendering this opinion and based on your direction and with your consent, Averil Capital has assumed that, in all respects material to its analysis, the representations and warranties of each of the parties contained in the Merger Agreement are true and correct, each of the parties will perform all of the covenants and agreements to be performed by each such party under the Merger Agreement, and all conditions to the obligations of each such party to consummate the Transaction will be satisfied without any waiver thereof. Our opinion is based upon all of such conditions as they exist currently and can be evaluated on the date hereof. Existing conditions are subject to rapid and unpredictable changes and such changes could impact our opinion.

Averil Capital is an investment banking firm and a registered broker-dealer with the National Association of Securities Dealers. Averil Capital has acted as the exclusive financial advisor to you, EM Holdings and EA Corp. in connection with the Transaction, including the securing of a debt financing commitment from UBS AG in connection with the Transaction, and will receive cash fees, a substantial portion of which is contingent upon the closing of the Transaction, comprised primarily of (i) a cash fee payable upon the rendering of this opinion and (ii) a cash fee payable at the closing of the Transaction. Averil Capital provides financial advisory services only

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and does not otherwise maintain markets in or publish research reports regarding the Company Shares or any other securities. Neither Averil Capital nor any of its affiliates actively trades or holds Company Shares for their own accounts or the accounts of customers.

It is understood and agreed that this opinion is provided for the use and benefit of you, EM Holdings and EA Corp. only in its consideration of the Transaction. Without limiting the foregoing, this opinion does not constitute a recommendation to any stockholder of the Company as to whether to tender such holder's Company Shares or as to how such person should vote with respect to the proposed Transaction.

Based upon and subject to the foregoing, we are of the opinion that, as of the date hereof, the Acquisition Consideration to be received by the holders of Common Shares pursuant to the Transaction is fair, from a financial point of view, to such holders, other than you, KDS USA, EM Holdings and your and their respective affiliates.

Sincerely,

AVERIL CAPITAL MARKETS GROUP, INC.

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